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                                                                     EXHIBIT 3.1

                             AMENDED AND RESTATED

                           ARTICLES OF INCORPORATION

                                      of

                        GALYAN'S TRADING COMPANY, INC.

                           (an Indiana corporation)


          FIRST:   The name of the corporation is Galyan's Trading Company, Inc.
     (hereinafter referred to as the "Corporation").

          SECOND: The address of the Corporation's registered office in the State of Indiana is 2437 E. Main Street, Plainfield, Indiana 46168, and the name of its resident agent in charge of such office is Joel L. Silverman.

          THIRD:   The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law of the State of Indiana (the "IBCL").

          FOURTH: The aggregate number of shares which the Corporation shall have the authority to issue is twenty-three million three hundred fifty thousand (23,350,000) shares, no par value, consisting of twenty million (20,000,000) shares designated as "Class A Common Stock," one million three hundred fifty thousand (1,350,000) shares designated as "Class B Common Stock" and two million (2,000,000) shares designated as "Preferred Stock." All shares of the Company's common stock issued and outstanding immediately prior to the filing of these Amended and Restated Articles of Incorporation shall be deemed automatically changed into shares of Class A Common Stock and stock certificates formerly representing such common stock shall thereafter be deemed to represent a like number of shares of Class A Common Stock.

          A.   Provisions Relating to Preferred Stock

               The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being expressly vested in the Board of Directors) and such resolution or resolutions shall also set forth the voting powers, full or limited or none, of each such series of Preferred Stock and shall fix the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of each such series of Preferred Stock.

          B.   Provisions Relating to Common Stock

               1.   Voting Rights.  Except as may otherwise be required by law
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or as otherwise provided in this Amended and Restated Certificate of
Incorporation:
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                    (a)  The holders of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held on all matters voted upon by the stockholders of the Corporation.

                    (b) The holders of Class B Common Stock shall have no right in any event to vote on any matter to be voted upon by the stockholders of the Corporation (including any election or removal of the directors of the Corporation).

                    (c) The holders of Voting Common Stock (following the conversion of Class A Common Stock and Class B Common Stock in accordance with the terms hereof) shall be entitled to one vote for each share of Voting Common Stock held on all matters voted upon by the stockholders of the Corporation.

               2.   Dividends and Distributions. Subject to the rights of the
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holders of Preferred Stock, the holders of Class A Common Stock, Class B Common
Stock or, following the conversion of Class A Common Stock and Class B Common Stock in accordance with the terms hereof, Voting Common Stock, shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends and other distributions payable in cash, property, stock or otherwise. Each share of Class A Common Stock, Class B Common Stock or, following the conversion of Class A Common Stock and Class B Common Stock in accordance with the terms hereof, Voting Common Stock, shall have identical rights with respect to dividends and distributions.

               3.   Conversion. Each share of Class A Common Stock and Class B
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Common Stock shall be converted automatically into one share of a single class of voting common stock, no par value, (the "Voting Common Stock") upon the earliest to occur of the following: (i) an initial public offering, (ii) sale of all or substantially all of the assets of the Corporation and (iii) any transaction (including, without limitation, a merger, reorganization, stock sale, stock issuance or like transaction) immediately following which the shareholders of the Corporation as of the date hereof own less than 50% of the stock of the Corporation (each, a "Conversion Event"). Upon the occurrence of a Conversion Event (as determined in good faith by the Board of Directors), (i) the shares of Class A Common Stock and Class B Common Stock so converted shall be deemed changed automatically into shares of Voting Common Stock and stock certificates formerly representing shares of Class A Common Stock and Class B Common Stock shall thereupon and thereafter be deemed to represent a like number of shares of Voting Common Stock, (ii) the total number of shares of Voting Common Stock the Corporation shall have the authority to issue shall be twenty-one million three hundred fifty thousand (21,350,000) and (iii) the total number of shares of Class A Common Stock and Class B Common Stock the Corporation shall have the authority to issue shall be zero.

          FIFTH:   The name and mailing address of the incorporator of the
     Corporation is as follows: Patrick William Galyan, 6736 West 71st Street, Indianapolis, Indiana 46278.

          SIXTH:   Election of directors need not be by written ballot, unless the Bylaws of the Corporation so provide.

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          SEVENTH: To the fullest extent permitted by the IBCL, as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The liability of a director of the Corporation to the Corporation or its stockholders for monetary damages shall be eliminated to the fullest extent permissible under applicable law in the event it is determined that Indiana law does not apply. The Corporation shall, to the fullest extent permitted by law, indemnify its directors and officers against any liabilities, losses or related expenses which they may incur by reason of serving or having served as directors or officers of the Corporation, or serving or having served at the request of the Corporation as directors, officers, trustees, partners, employees or agents of any entity in which the Corporation has an interest. The Corporation is authorized to provide by Bylaw, agreement or otherwise for indemnification of directors, officers, employees, and agents in excess of the indemnification otherwise permitted by applicable law. Any repeal or modification of this ARTICLE SEVENTH shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

          EIGHTH: The Corporation reserves the right to amend or repeal any provision contained in these Articles of Incorporation in the manner prescribed by the law of the State of Indiana.

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